Exhibit 99.1

NEWS RELEASE

Toronto, December 19, 2024

Triple Flag to Acquire a Royalty on Tres Quebradas

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) is pleased to announce that it has entered into a definitive agreement to acquire an existing 0.5% gross overriding revenue (“GOR”) royalty on the Tres Quebradas construction-stage lithium project from Lithium Royalty Corp. (“LRC”) for total cash consideration of US$28 million. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. (“Zijin”) through its subsidiary Liex SA. Unless otherwise noted, all dollar amounts in this news release are expressed in US dollars.

“We are pleased to announce this royalty acquisition that adds near-term revenue from a high-grade lithium brine asset with a multi-decade reserve life, attractive cost profile, expansion optionality and significant resource upside,” commented Sheldon Vanderkooy, CEO. “While Triple Flag’s core focus remains on precious metals opportunities, the acquisition of the Tres Quebradas royalty is a unique, counter-cyclical opportunity to deploy capital and gain exposure to a large, well-capitalized mining project with a long life and significant upside potential at attractive returns. We enjoyed working with the LRC management team on this bilateral, mutually beneficial transaction that highlights embedded value within their portfolio and adds a high-quality asset to our portfolio. We are also pleased to grow our relationship with Zijin as an operating partner, a leading precious, base, and critical metals producer.”

Key Terms and Transaction Highlights

•	A 0.5% GOR royalty that covers all mineral properties comprising the Tres Quebradas lithium project.
•	Tres Quebradas is fully permitted. Zijin acquired Tres Quebradas in 2022 for $770 million and has since commenced construction for Phase 1 of the project and has invested more than $600 million into its development. Nameplate annual production capacity is 20,000 tonnes of battery grade lithium carbonate (“LCE”) under Phase 1.
o	Based on current disclosures from Zijin, royalty revenue from Phase 1 is expected to commence in the second half of 2025. Triple Flag expects a subsequent ramp-up over a three-year period to a steady-state of approximately 1,000 gold equivalent ounces per year.
•	Zijin is contemplating a potential expansion of nameplate annual production capacity to a range of 40,000 to 60,000 tonnes of lithium carbonate (“Phase 2”).
•	High-grade, multi-decade reserve life, with significant resource upside.
o	Proven and Probable Reserves of 1.67 million tonnes LCE, Measured and Indicated Resources of 5.37 million tonnes LCE (inclusive) and Inferred Resources of 2.26 million tonnes LCE[1].
•	Closing of the transaction is expected in the first quarter of 2025.

1 Mineral Reserves and Mineral Resources have an effective date of October 26, 2021, as contained in the “Tres Quebradas Technical Report”, which was prepared for Neo Lithium and filed under Neo Lithium’s SEDAR+ profile on November 25, 2021, with an effective date of October 26, 2021. This information is also contained in the Annual Information Form of Lithium Royalty Corp. dated March 27, 2024 for the year ended December 31, 2023. Brine produced from outside the Measured and Indicated Resource is included in volume, but excluded from the Mineral Reserve. Based on Measured and Indicated Resource of 5,369 kt of LCE at 400/mg/L cut-off. Resource recovered is 31%. Mineral Resources, which are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources reported are inclusive of those portions of the Mineral Resource that have been converted to Mineral Reserves. All Mineral Reserves and Mineral Resources are reported on a 100% attributable basis to Zijin.

Asset Background

Tres Quebradas is a lithium brine asset located in Catamarca, Argentina and was discovered in 2015 by the founders of Neo Lithium Corp. (“Neo Lithium”). Zijin entered the lithium market in 2021 and acquired its 100%-interest in Tres Quebradas in early 2022 through its acquisition of Neo Lithium for $770 million.

Tres Quebradas is a scalable, high-grade asset with low impurities, designed as a conventional brine with evaporation and precipitation. Tres Quebradas will produce battery grade lithium carbonate from a process plant in Fiambalá, Argentina.

Brine operations are generally the lowest cost lithium assets on the cost curve. The lithium industry in Argentina is focused within the three provinces of Catamarca, Salta and Jujuy, placing the nation fourth in worldwide production and second in mineral resource endowment. In October 2024, Rio Tinto announced the $6.7 billion acquisition of Arcadium Lithium plc (“Arcadium”), positioning the company as the world’s third largest lithium producer. Arcadium’s core assets are brine operations in Argentina.

Figure 1: Salar at Tres Quebradas

About Triple Flag Precious Metals

Triple Flag is a precious metals streaming and royalty company. We offer financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 235 assets, including 16 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 30 producing mines and 205 development and exploration stage projects, and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the closing of the acquisition of the GOR royalty, and all related matters thereto, developments in respect of the operations at the Tres Quebradas lithium project and the expected payments under the GOR royalty. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.